FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _____

SIGNATURES
Press Releases

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 31 August 2005

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement Company purchases its own securities through CSFB Europe Ltd. (01 August 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (12 August 2005)

Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs
Walsh, Rose and those persons
exercising managerial responsibility
inform the Company of their
beneficial interests therein.
(02 August 2005)
Announcement Company purchases its own securities through CSFB Europe Ltd. (15 August 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (02 August 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (16 August 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (03 August 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (17 August 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (04 August 2005)	Announcement Office of Fair Trading sends merger update for Diageo’s acquisition of The ‘Old Bushmills’ Distillery Company Limited (18 August 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (05 August 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (22 August 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (08 August 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (23 August 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (09 August 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (24 August 2005)

Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs
Walsh, Rose and those persons
exercising managerial responsibility
inform the Company of their
beneficial interests therein. Lord
Blyth and Messr Stitzer inform the
Company of their beneficial interests
(10 August 2005)
Announcement Company purchases put options over 25 million General Mills shares. (25 August 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd.	Announcement Company purchases its own securities through CSFB Europe Ltd.

Information	Required by/when
(10 August 2005)	(25 August 2005)

Announcement Office of Fair Trading sends merger update for Diageo’s acquisition of The ‘Old Bushmills’ Distillery Company Limited (11 August 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (26 August 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (11 August 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (30 August 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (31 August 2005)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 20 September 2005	By /s/ J Nicholls
	Name:	J Nicholls
	Title:	Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:15 01-Aug-05
Number	5819P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 265,000 ordinary shares at a price of 783.32 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 92,763,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,957,649,222.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:31 02-Aug-05
Number	PRNUK-0208

TO:	Regulatory Information Service
PR Newswire
RE: PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
Diageo plc (the ‘Company’) announces that it received notification on 1 August 2005, for the purposes of Section 324 of the Companies Act 1985, that Mourant & Co Trustees Limited (‘Mourant’), as trustee of the Diageo Employee Benefit Trust (the ‘Trust’), had transferred 5,855 ordinary shares of 28 101/108 pence of the Company (‘Ordinary Shares’) to a beneficiary of the Trust on 1 August 2005, following the vesting of an award under the Company’s Total Shareholder Return plan, approved by shareholders on 11 August 1998.
As a result of the above transaction the total holding of the Trust amounts to 6,273,210 Ordinary Shares.
Directors who are potential beneficiaries of the Trust are PS Walsh and NC Rose.
2 August 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:16 02-Aug-05
Number	6519P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 350,000 ordinary shares at a price of 783.63 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 93,113,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,957,299,622.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 03-Aug-05
Number	7044P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 550,000 ordinary shares at a price of 781.44 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 93,663,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,956,726,545.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:48 04-Aug-05
Number	7594P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 400,000 ordinary shares at a price of 778.27 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 94,063,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,956,326,545.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:43 05-Aug-05
Number	8191P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 200,000 ordinary shares at a price of 781.54 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 94,263,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,956,126,545.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:45 08-Aug-05
Number	8704P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 230,000 ordinary shares at a price of 779.57 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 94,493,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,955,896,545.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:58 09-Aug-05
Number	9221P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 325,000 ordinary shares at a price of 775.59 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 94,818,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,955,571,545.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:29 10-Aug-05
Number	PRNUK-1008

TO:	Regulatory Information Service
PR Newswire
RE: PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of the Company only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. It received notification on 10 August 2005 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 August 2005 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	24
P S Walsh	24
(ii) the following ‘Persons Discharging Managerial Responsibilities’ were allocated Ordinary Shares on 10 August 2005 under the Plan, by the Trustee:

Name of Person	Number of Ordinary Shares
S Fletcher	24
J Grover	24
A Morgan	24
G Williams	24
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.80.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above, interests of directors and ‘Persons Discharging Managerial Responsibilities’ in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	243,860
P S Walsh	735,110
S Fletcher	97,094
J Grover	136,714
A Morgan	115,568
G Williams	169,131*
(*of which 5,423 are held in the form of American Depository Shares (‘ADS’). 1 ADS is the equivalent of 4 Ordinary Shares.)
2. It received notification on 10 August 2005 from Lord Blyth, a director of the Company, that he has purchased 987 Ordinary Shares on 10 August 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £ 7,375 per month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £7.80.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 110,203.
3. It received notification on 10 August 2005 from Todd Stitzer, a director of the Company, that he has purchased 127 Ordinary Shares on 10 August 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 per month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £7.80
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 1,847.

10 August 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 10-Aug-05
Number	9745P
Diageo plc announces that it has today purchased through CSFB Europe Ltd 250,000 ordinary shares at a price of 781.3 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 95,068,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,955,321,545.
END

Company	Office of Fair Trading
TIDM	OFT
Headline	Merger Update
Released	11:00 11-Aug-05
Number	9912P
Merger Clearance:
The OFT has decided, on the information currently available to it, not to refer the following merger to the Competition Commission under the provisions of the Enterprise Act 2002:
Anticipated acquisition by Diageo plc of the ‘Old Bushmills’ Distillery Company Limited
The text of this decision will be placed on the Office of Fair Trading’s web site at www.oft.gov.uk and will also appear in the Office’s Weekly Gazette as soon as is reasonably practicable.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 11-Aug-05
Number	0258Q

Diageo plc announces that it has today purchased through CSFB Europe Ltd 250,000 ordinary shares at a price of 784.06 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 95,318,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,955,071,545.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 12-Aug-05
Number	0754Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 300,000 ordinary shares at a price of 779.01 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 95,618,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,954,779,085.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:47 15-Aug-05
Number	1207Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 241,000 ordinary shares at a price of 779.62 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 95,859,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,954,538,085.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:45 16-Aug-05
Number	1714Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 200,000 ordinary shares at a price of 782.04 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 96,059,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,954,338,085.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:43 17-Aug-05
Number	2173Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 310,000 ordinary shares at a price of 780.05 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 96,369,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,954,028,085.
END

Company	Office of Fair Trading
TIDM	OFT
Headline	Merger Update
Released	15:07 18-Aug-05
Number	2576Q
The OFT has published the text of its decision on the anticipated acquisition by Diageo plc of The ‘Old Bushmills’ Distillery Company Limited which was cleared on 11 August 2005. This decision can be found on the Office of Fair Trading’s website at www.oft.gov.uk with links from the Office’s Weekly Gazette.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:11 22-Aug-05
Number	3679Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 250,000 ordinary shares at a price of 799.6 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 96,619,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,953,778,830.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 23-Aug-05
Number	4140Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 250,000 ordinary shares at a price of 797.71 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 96,869,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,953,528,830.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 24-Aug-05
Number	4599Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 250,000 ordinary shares at a price of 794.31 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 97,119,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,953,278,938.
END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo Statement
Released	07:00 25-Aug-05
Number	4688Q
RNS Number:4688Q
Diageo PLC
25 August 2005
24 August 2005
Diageo purchases put options over 25 million General Mills shares
On 24 August 2005, Diageo and Lehman Brothers International (Europe) entered into a put option agreement under which Diageo purchased European-style put options exercisable beginning 4 November 2005, covering 25 million shares of common stock of General Mills from Lehman Brothers. Under this agreement, Diageo has the option to sell all of its remaining 25 million shares of common stock of General Mills to Lehman Brothers for settlement over five business days between 4 and 10 November 2005, for the exercise price of $51.56 per share. The premium to be paid by Diageo for the put options is $5.56 per share, payable at the time of settlement. While the sale of these shares is subject to market conditions and contractual restrictions, Diageo is committed to the disposal of its holdings in General Mills and previously sold in 2002 call options to General Mills for a premium of $3.07 per share. Diageo views this transaction as an effective hedge for the disposal proceeds of its remaining stake in General Mills.
Diageo will continue to retain the rights to ordinary dividends while it remains an owner of the General Mills shares.
Commenting, Paul Walsh, CEO of Diageo, said
‘We are delighted to be able to make this announcement today. This transaction gives us certainty as to the disposal proceeds we would receive from a disposal of our remaining holding in General Mills which could take place in November this year at $1,154 million net of costs.
Coming as it does less than two months after the refinancing of Burger King, Diageo is now fully focused on its position as the world’s leading premium drinks company’.
-ends-
Contact details
Investor Relations:
Michael Mulhall +44 (0) 20 7927 5272 investor.rel@diageo.com
Kelly Padgett +1 202 715 1110 investor.rel@diageo.com

Media Relations:
Isabelle Thomas +44 (0) 20 7927 5967 media@diageo.com
Note to editor:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Jose Cuervo, Captain Morgan, Tanqueray, Beaulieu Vineyard, Sterling Vineyards and Chalone wines.
Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE).
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 25-Aug-05
Number	5074Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 250,000 ordinary shares at a price of 794.41 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 97,369,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,953,028,938.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:43 26-Aug-05
Number	5576Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 100,000 ordinary shares at a price of 795.00 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 97,469,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,952,928,938.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:22 30-Aug-05
Number	6218Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 300,000 ordinary shares at a price of 791.72 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 97,769,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,952,628,938.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:08 31-Aug-05
Number	6851Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 200,000 ordinary shares at a price of 792.26 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 97,969,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,952,428,938.
END